Via Facsimile and U.S. Mail
Mail Stop 4720

March 26, 2010

Mr. Umang Vohra
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016
India

Re: **Dr. Reddy's Laboratories Limited**
        Form 20-F for the Fiscal Year Ended March 31, 2009
        File No. 1-15182

Dear Mr. Vohra:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2009

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Revenue
Sale of Goods, page 47

> 1. On page 33 you note that "Since the new healthcare reforms, the SHI funds have been aggressive in negotiating rebates for their contracts. Consequently, in recent months they have negotiated higher discounts." We believe that your disclosure related to estimates of items that reduce gross revenue such as your

provision for chargebacks, rebates, discounts, and Medicaid payments could be improved as follows:

a. Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b. Disclose a roll forward of the accrual for each estimate for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

c. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. provision for chargebacks, rebates, discounts, and Medicaid payments, including the effect that changes in your estimates of these items had on your revenues and operations.

5.A Operating Results
Revenues. Page 54

2. With regards to your provision for sales returns, please disclose the "trends" that led you to reverse your allowance during the year ended March 31, 2008 which was determined to be significantly lower that your actual sales returns in the year ended March 21, 2008. Disclose what led to the actual increase in sales returns that differed from the "decreasing trends" you noted earlier in 2008.

3. Please disclose what the "further increase in our trend of sales returns" relates to for the year ended March 31, 2009.

Consolidated Income Statements, page F-4

4. Please revise your disclosure to present additional information on the nature of your expenses as required by paragraph 93 of IAS 1 (revised 2003) or paragraph 104 of IAS 1 (revised 2007). In this regard, the disclosure of only depreciation and amortization expenses and employee benefit expenses does not appear to satisfy the main principle of this requirement.

3. Significant Accounting Policies
e. Intangible Assets, page F-15

5. You disclose that you have not capitalized internal drug development expenditures through March 9, 2009 prior to the receipt of regulatory approval due to the uncertainties inherent in the approval process. You also disclose that you capitalize up-front payments and milestones related to in-licensed products and compounds. Please revise your disclosure to clarify whether any of these payments are capitalized prior to regulatory approval. If so, please explain to us separately how these payments related to in-licensed products are different from your internal drug development expenditures.

k. Revenue, page F-20

6. Please clarify when revenue from export sales is recognized, as "based upon the terms of the applicable contract" is vague.

7. Disclose when revenue is recognized for sales of active pharmaceutical ingredients and intermediates outside India.

8. Clarify when you recognize revenue under your profit sharing arrangements, as "only when realization is certain" is vague.

4. Explanation of transition to IFRS reporting
c. Reconciliations
iii. Notes to Reconciliation, page F-27

9. With regards to note A. Impairment, please describe and quantify the intangible assets that resulted in additional impairment being recorded under IFRS. In addition, please quantify the reversal of the impairment charge which was recorded under previous GAAP.

6. Segment Reporting, page F-31

10. Please revise to provide the disclosures required by paragraphs 32 and 34 of IFRS 8 regarding revenues by each product or services or group of similar products or services and information about your major customers,

respectively. Otherwise, please explain where you have made these disclosures or how your current disclosures comply with this guidance.

22. Research and Development Arrangements, page F-65

11. With regards to your agreement with I-VEN, please quantify the payment related to the portfolio termination value option that may be exercised in April 2010. Also, tell us what consideration was given to providing this amount in the table of contractual obligations on page 67.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant